Exhibit 99.1

Nano Dimension Sends Letter to Shareholders

Nano Dimension is Successfully Executing a Disciplined and Focused Value Creation Strategy That is Driving Future Value for ALL Shareholders

Board and Management Team Led Transformational M&A, Financial and Operational Improvements and Governance Enhancements Over Past Year

Murchinson Once Again Seeking to Take Control of Nano Through a Series of Proposals That Would Paralyze the Company’s Strategy

Nano Dimension Urges Shareholders to Vote “FOR” Nano Dimension’s Proposals at the Annual General Meeting to be Held on Friday, December 6th, 2024

Act Fast – Voting Cut-off is on Sunday, December 1st, 2024, at 11:59 p.m. ET

To Learn More Visit: www.ProtectingNanoValue.com

Waltham, Mass., October 28th, 2024 – Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today sent a letter to shareholders in connection with the Company’s upcoming 2024 Annual General Meeting of Shareholders (the “Annual Meeting”).

The letter details the progress Nano Dimension has made in executing its focused value creation strategy under the guidance of Nano Dimension’s Board of Directors (the “Board”) and the leadership of its management team. Key highlights of the past 12 months include:

●	Two transformational M&A agreements that accelerate Nano Dimension’s plans to become a leader in digital manufacturing;

●	Improvements in financial and operational performance; and

●	Significant governance enhancements.

The letter also highlights the value destructive and deeply concerning proposed Annual Meeting agenda items received from Murchinson Ltd. (“Murchinson”). Despite shareholders’ clear rebuke last year, Murchinson is once again attempting to gain control of Nano Dimension through a series of proposals that would paralyze the Company’s strategy, while facilitating its path to gain control of the Board, obtain Nano Dimension’s cash, and prevent the maximization of long-term value for all shareholders.

The Board urges shareholders to protect their investment and the future of the Company by voting today “FOR” ALL of Nano Dimension’s proposals. The Annual Meeting will be held on Friday, December 6th, 2024, at 7:00 A.M. ET. Shareholders of record as of the close of business on October 22nd, 2024, are entitled to vote at the Annual Meeting. Votes must be received by 11:59 P.M. ET on Sunday, December 1st, 2024.

The Company’s definitive proxy statement and other important information and resources related to the Annual Meeting can be found at www.ProtectingNanoValue.com or the investor relations page of the Company’s website.

The full text of the letter can be found below.

Nano Dimension Shareholders: Once Again, You Must VOTE to Protect Your Investment in Nano!

Dear Fellow Shareholder,

At last year’s Annual General Meeting (“AGM”) of Nano Dimension (“Nano” or the “Company”), you made the choice to protect your Company and your investment — your decisive votes prevented the self-interested actors at Murchinson Ltd. (“Murchinson”) from seizing control of Nano.

In the year since our last AGM, your Board of Directors (“Board”) and management team have been delivering on the promises we made to you, leading Nano’s successful expansion strategy to become a digital manufacturing leader.

We are executing on our multi-pronged growth strategy, comprised of transformational M&A, and driving improvements in financial and operational performance, while we have also instituted significant governance enhancements.

Despite our progress in executing our strategy, Murchinson is once again seeking to derail our approach for its own self-interested gains.

As a result, at the upcoming AGM to be held on December 6, 2024, shareholders must again vote to protect their investment.

The answer is clear:

✓	Vote FOR ALL of Nano’s proposals, allowing our Board to continue executing on our strategic plan to build significant long-term value for all Nano shareholders;

– AND –

×	Vote AGAINST Murchinson’s efforts to derail our progress. All of their proposals will destroy value.

Nano Is Executing a Focused Value Creation Strategy

Delivering Results and Driving Future Value Creation

Over the past year, your Board and management team have driven Nano’s transformation into a broad, digital manufacturing leader with expanded 3D printing and additive manufacturing (“AM”) capabilities.

Our strategy is delivering results. Nano’s strong organic growth from development and innovation in leading technologies, combined with a disciplined and focused M&A strategy and publicly stated plans to return capital to shareholders, are expected to continue to drive future value for shareholders:

Transformational M&A. The agreements to acquire Desktop Metal, Inc. (“Desktop Metal”) and Markforged Holding Corporation (“Markforged”), which are expected to close in the fourth quarter of 2024 and first quarter of 2025, respectively, are a realization of Nano’s ambitious and prudent M&A strategy to create the market leader in AM. The future combined company, including both Desktop Metal and Markforged, is expected to have approximately $340 million in revenue based on fiscal year 2023 and is expected to have approximately $475 million in cash, cash equivalents, and marketable securities at the time of expected closing of both transactions. The addition of both companies at compelling valuations is expected to accelerate Nano’s path to becoming a leading force in Industry 4.0 and digital manufacturing, further strengthening the Company’s value proposition for shareholders, customers and employees, as well as provide Nano with a clear path to profitability.

To learn more, visit ProtectingNanoValue.com

Improved Financial and Operational Performance. Nano’s focus on operational excellence has enabled it to deliver strong organic growth and meaningful efficiencies. This focus has enabled the leadership team to scale Nano, drive improved business performance and deliver results to the bottom line. Nano’s focus on sales wins and new product development has led to 29% organic revenue growth in 2023 compared to the prior year. Importantly, it is not just about the top-line — Nano reported a 69% reduction in cash burn in the first half of 2024 from the first half of 2023 and is laser-focused on driving towards profitability.

Returning Capital to Shareholders. Nano is executing a balanced capital allocation approach that enables shareholder returns, investment in R&D and further growth through M&A. Nano has completed over $160 million in share repurchases over two programs to buy back its shares at compelling valuations to drive shareholder value since the first repurchase program was approved in August 2022.

Nano Has Enacted Corporate Governance Enhancements

Nano has acted on feedback from shareholders and governance experts over the past year and instituted important enhancements to its corporate governance. These changes include:

Reducing the size of the Board from nine to eight directors, seven of whom are independent;

Separating the Company’s Chairman and CEO roles and appointing Dr. Nissan-Cohen as Chairman of the Board; and

Continuing efforts to refresh the Board, including the appointments of three new directors: Ambassador Georgette Mosbacher, Major General (Ret.) Eitan Ben-Eliahu and 4-Star General (Ret.) Michael Garrett.

Our accomplished Board consists of eight highly qualified individuals – seven of whom are independent – with diverse skills that align with and support our focus on growth, while taking our portfolio of proprietary manufacturing solutions to the next level.

The two Nano directors targeted by Murchinson, our CEO Yoav Stern and 4-Star General (Ret.) Michael X. Garrett, are critical to the Board’s oversight of our strategy and continued success. During both their tenures, Nano has executed eight M&A transactions, including the recent agreements with Desktop Metal and Markforged, driven meaningful operational efficiencies, while delivering strong organic revenue growth, and made significant progress in innovation. With their deep expertise and institutional knowledge, we have the right Board in place to bolster our long-term strategy and deliver value for shareholders.

To learn more, visit ProtectingNanoValue.com

Murchinson Is, Again, Threatening to Derail Our Progress With Its Self-Interested Agenda Items

Last year, shareholders recognized that Murchinson brought NO plan for value creation, NO executable ideas, and NO director candidates with additive skills.

Despite shareholders’ clear rebuke last year, Murchinson is once again attempting to take control of Nano through a series of proposals that would paralyze Nano’s strategy, while facilitating Murchinson’s path to gain control of the Board and prevent us from maximizing long-term value for all shareholders. Murchinson is attempting to do this by removing two directors who are critical to our Board oversight in favor of two unqualified nominees, while also de-staggering the Board.

In addition, Murchinson has made a proposal, which Nano has rejected on legal grounds, seeking to prevent us from executing on any M&A transactions above $50 million, including our already signed agreements with Desktop Metal and Markforged. This absurd concept would effectively hold up Nano’s growth strategy to allow Murchinson time to take control of a de-staggered Board. Make no mistake, this approach is not an attempt to protect your interests: it is a blatant effort to freeze Nano in place as Murchinson seeks to gain control.

You have before you two proposals from Murchinson and the choice is clear:

Reject Murchinson’s Unqualified Director Nominees.

o	Ofir Baharav is Nano’s prior Chairman of the Board. His career has been riddled with concerns about questionable ethics and failed businesses. Importantly, his oversight of Nano’s strategy led the Company to one of its most dire periods. He currently serves as the CEO of PowerBreezer, a fledgling ventilators manufacturer, which under Mr. Baharav’s leadership has failed to meet all its goals since 2016, including to complete an IPO. Prior to that, he was ousted from XJet, a company he founded, after conflicts with at least two prominent investors and the company’s co-founder.

o	Robert Pons has ZERO direct 3D printing experience.

o	These unqualified director candidates have NO additive skills, NO strategic plan, and NO independence from Murchinson.

Reject De-Staggering the Board. A staggered Board ensures that only a portion of the directors are up for election at any given time, providing stability and continuity in leadership and allowing time for long-term strategic planning. Importantly, it also reduces risk of attempts to undervalue the Company in a takeover. Murchinson clearly recognizes that a staggered Board would make it harder for it to gain control – this proposal is a blatant attempt to make it easier to dismantle and liquidate Nano.

Murchinson Brings a History of Dubious, Self-Interested Behavior and NO Plan to Create Value for Nano’s Shareholders

As a reminder, Murchinson is a family hedge fund with a long track record of problematic actions and poor judgment – including stock manipulations, violations of law, and legal proceedings with regulatory authorities. This record extends to its founder, Marc Bistricer, who was required to pay the Securities and Exchange Commission (“SEC”) $8 million in August 2021 for rules violations and has subsequently been accused by the Ontario Security Commission of carrying out an abusive short-selling scheme. In addition, Murchinson’s co-conspirators Anson Funds and Anson Advisors were fined $2.25 million by the SEC for misleading disclosures in June 2024, just a few months after another October 2023 SEC fine.

To learn more, visit ProtectingNanoValue.com

Murchinson follows a simple playbook whereby the fund finds promising companies such as Nano, furtively acquires a large position and then seeks to dismantle the company and distribute its cash for Murchinson’s own benefit. The fund brings NO insight into the business, NO plan for value creation and NO executable ideas.

Murchinson’s own employees admit to these facts. Mr. Moshe Sarfaty, a senior analyst and employee of Murchinson, directly admitted to Murchinson’s lack of understanding of Nano’s business activities and valuation in his July 2023 court testimony:

“I don't analyze the activity, because I don't understand 3D printing…. we really have no idea what is good and what is not good to do here.”

With no insight into the business, it is clear Murchinson does not care about creating value for all of Nano’s shareholders – it only cares about itself. Murchinson is ultimately seeking to gain control of your Company without paying a premium. Allowing Murchinson to pursue its self-interested agenda through its proposals would deprive you of considerable upside as Nano continues to execute on its strategy.

WE URGE YOU TO PROTECT YOUR INVESTMENT – VOTE FOR NANO’S PROPOSALS AND AGAINST MURCHINSON’S SELF-INTERESTED AGENDA ITEMS

Your vote is important. Throw away any proxy materials you may receive from Murchinson. For most shareholders, the expected deadline to vote electronically will be 11:59 pm ET on December 1, 2024. Please vote as early as possible and follow the instructions on your voting instruction form as your broker may impose earlier voting cut-offs.

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED Shareholders, Call Toll-Free: at (877) 717-3923 (for U.S. and Canada) Or +1 (412) 232-3561 (all other countries).

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices – on demand, anytime, anywhere.

To learn more, visit ProtectingNanoValue.com

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding benefits and advantages of the proposed transactions with Markforged and Desktop Metal, and the combined company; Nano Dimension’s leadership in AM; the combined company’s revenues and cash; other aspects of the expected transactions with Markforged and Desktop Metal, including the timing of closing of the acquisitions thereof, the potential benefits of a staggered board; Nano Dimension’s strategy; Nano Dimension’s path to profitability, future growth and value to shareholders; and all other statements other than statements of historical fact that address activities, events or developments that Nano Dimension intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. When used in this communication, the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano Dimension, Desktop Metal and Markforged, they are subject to various risks and uncertainties. The acquisitions of Markforged and Desktop Metal are subject to closing conditions, some of which are beyond the control of Nano, Desktop Metal or Markforged. Further, actual results, performance, or achievements of Nano Dimension, Desktop Metal or Markforged could differ materially from those described in or implied by the statements in this communication. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed (i) under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2024, and in any subsequent filings with the SEC, (ii) under the heading “Risk Factors” in Desktop Metal’s annual report on Form 10-K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC, and (iii) under the heading “Risk Factors” in Markforged’s annual report on Form 10-K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC. The combined company financial information included in this communication has not been audited or reviewed by Nano’s auditors and such information is provided for illustrative purposes only. You should note that such combined company information has not been prepared in accordance with and does not purport to comply with Article 11 of Regulation S-X under the Securities Act of 1933, as amended. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication. Nano is not responsible for the contents of third-party websites.

To learn more, visit ProtectingNanoValue.com

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Markforged intends to file a proxy statement with the SEC. Markforged may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement or any other document that Markforged may file with the SEC. The definitive proxy statement (if and when available) will be mailed to shareholders of Markforged. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement (if and when available) and other documents containing important information about Markforged and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on Markforged’s website at https://investors.markforged.com/sec-filings.

Participants in the Solicitation

Nano Dimension, Markforged and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Markforged shareholders in respect of the proposed transaction. Information about the directors and executive officers of Nano Dimension, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Nano Dimension’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 21, 2024. Information about the directors and executive officers of Markforged, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Markforged’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2024 and Markforged’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Nano Dimension or Markforged using the sources indicated above.

Nano Dimension Contacts

Investor:
Julien Lederman, VP Corporate Development
ir@nano-di.com

Media:
Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

To learn more, visit ProtectingNanoValue.com